NEWS RELEASE

Esperanza Signs Surface Rights Agreement for the Cerro Jumil Gold Project

Vancouver, British Columbia – October 31, 2012 - Esperanza Resources Corp. (TSX.V: EPZ) (OTCQX: ESPZF) (“Esperanza” or the “Company”) today reported that the Company has entered into a surface rights agreement (the “Agreement”) for its wholly-owned Cerro Jumil gold project (“Cerro Jumil”) in Morelos State, Mexico.

The Agreement is structured as a surface lease with the communal landowners and has an initial term of 15 years. The Agreement applies to substantially all of the land required for Cerro Jumil and provides for continued exploration and development as well as for the planned construction and operation of a mine at the project.

Greg Smith, President and CEO, commented, “I would like to express my appreciation to the communal landholders for their continued support of Cerro Jumil. Further, I want to reiterate the Company’s commitment to cooperating closely with the communal landholders and the local stakeholders generally to ensure mutual benefit from the Company’s activities in the area. This agreement is a key step in the permitting process and in advancing Cerro Jumil to production.”

The Agreement was reached through the “Fomento a la Inversión Pública y Privada en la Propiedad Rural” (the “FIPP program”). The FIPP program is a voluntary federally funded and administered government program in Mexico that encourages more efficient and productive use of rural land, facilitates a shared investment between rural landowners and public and private investors and ensures legal certainty exists for all parties.

About Esperanza

Esperanza is a precious metals exploration and development company focused on advancing its principal property, the wholly-owned Cerro Jumil gold project in Morelos State, Mexico.

For further information, contact:

Esperanza Resources Corp.

Greg Smith, President and CEO

Toll Free: 1 866 890 5509

info@epzresources.com

www.epzresources.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward Looking Statements

Certain statements and information contained in this press release constitute "forward-looking statements" within the meaning of applicable U.S. securities laws and “forward-looking information” within the meaning of applicable Canadian securities laws, which we refer to collectively as "forward-looking statements". The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Forward-looking statements are statements and information regarding possible events, conditions or results of operations that are based upon assumptions about future economic conditions and courses of action. All statements and information other than statements of historical fact may be forward-looking statements. In some cases, forward-looking statements can be identified by the use of words such as “seek”, “expect”, “anticipate”, “budget”, “plan”, “estimate”, “continue”, “forecast”, “intend”, “believe”, “predict”, “potential”, “target”, “may”, “could”, “would”, “might”, “will” and similar words or phrases (including negative variations) suggesting future outcomes or statements regarding an outlook. Forward-looking statements in this and other press releases include, but are not limited to statements and information regarding: the Company's future mining activities, the preparation of future reports, production and mine life; and the Company’s exploration and development plans, including anticipated costs and timing thereof;  Forward-looking statements are based on a number of material factors and assumptions and involve known and unknown risks, uncertainties and other factors which may cause actual results, performance or achievements, or industry results, to differ materially from those anticipated in such statements. You are cautioned not to place undue reliance on forward-looking statements contained in this press release. Some of the known risks and other factors which could cause actual results to differ materially from those expressed in the forward-looking statements are described in the section entitled “Risk Factors” in our Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission, which is available at www.sec.gov and is filed on SEDAR at www.sedar.com.  The Company undertakes no obligation to update or revise any forward-looking statements included in this press release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.